

Telos Legal Corp.
A company that cares

Name :   **Aqua Research, Inc.**

Service :   **Filing Organizational Documents**

Jurisdiction :   **US - DE - Secretary of State**

Thru Date: **06/10/2022**

Results :

                SEE ATTACHED

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AQUA RESEARCH, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JUNE, A.D. 2022, AT 7:51 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



6847854 8100
SR# 20222682304

Authentication: 203650693
Date: 06-10-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:51 AM 06/10/2022
FILED 07:51 AM 06/10/2022
SR 20222682304 - File Number 6847854

CERTIFICATE OF INCORPORATION

OF

AQUA RESEARCH, INC.

THE UNDERSIGNED, acting as the incorporator of a corporation under and in accordance with the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended from time to time (the "***General Corporation Law***"), hereby adopts the following Certificate of Incorporation for such corporation:

ARTICLE I

The name of the corporation is Aqua Research, Inc. (the "***Corporation***").

ARTICLE II

The purpose for which the Corporation is organized is any or all lawful acts and activities for which corporations may be incorporated under the General Corporation Law.

ARTICLE III

The street address of the initial registered office of the Corporation is 1012 College Road, Suite 201 Dover, DE 19904 Kent County; and the name of the registered agent of the Corporation in the State of Delaware at such address is Telos Legal Corp.

ARTICLE IV

The total number of shares of capital stock that the Corporation is authorized to issue is 25,000,000 shares, consisting of 20,000,000 shares of Common Stock, par value $0.0001 per share (the "**Common Stock**"), and 5,000,000 shares of Preferred Stock, par value $0.0001 per share (the "**Preferred Stock**").

ARTICLE V

The name and mailing address of the incorporator is as follows:

Name	Mailing Address
Stephen A. Carroll	15260 Ventura Blvd., 20th Floor Sherman Oaks, CA 91403

ARTICLE VI

To the extent permitted by the General Corporation Law, a director of the Corporation will not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or amendment of this Article VI by the stockholders of the Corporation or by changes in applicable law, or the adoption of any provision of this Certificate

of Incorporation inconsistent with this Article VI, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and will not adversely affect any limitation on the personal liability of any director of the Corporation at the time of such repeal or amendment or adoption of such inconsistent provision.

ARTICLE VII

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies or otherwise participates in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding (whether or not by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, nonprofit entity, employee benefit plan, or other enterprise, against all judgments, penalties (including excise and similar taxes), fines, settlements, and expenses (including attorneys' fees and court costs) actually and reasonably incurred by such person in connection with such action, suit, or proceeding to the extent permitted by any applicable law, and such indemnity will inure to the benefit of the heirs, executors, and administrators of any such person so indemnified pursuant to this Article VII; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any person pursuant to this Article VII in connection with an action, suit, or proceeding (or part thereof) initiated by such person unless such action, suit, or proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification under this Article VII will also include the right to be paid by the Corporation the expenses incurred in defending, testifying, or otherwise participating in any such proceeding in advance of its disposition; provided, however, that, if the General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding will be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under this Article VII or otherwise. The right to indemnification and advancement of expenses under this Article VII is a contract right and should not be deemed exclusive of any other right to which those seeking indemnification may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director or officer. Any repeal or amendment of this Article VII by the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article VII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and will not adversely affect the indemnification of any person who may be indemnified at the time of such repeal or amendment or adoption of such inconsistent provision. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the extent of the provisions of this Article VII with respect to indemnification of directors and officers of the Corporation and may, by action of the Board of Directors, pay in advance such expenses incurred by employees and agents of the Corporation upon such terms as the Board of Directors deems appropriate.

ARTICLE VIII

The Corporation elects not to be governed by Section 203 of the General Corporation Law.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt the original bylaws of the Corporation, to amend or repeal the bylaws or to adopt new bylaws, subject to any limitations that may be contained in such bylaws, but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon.

ARTICLE X

Election of directors need not be by written ballot.

IN WITNESS WHEREOF, the incorporator of the Corporation hereto has caused this Certificate of Incorporation to be duly executed as of June 10, 2022.

/s/ Stephen A. Carroll

Stephen A. Carroll, Incorporator

NEW MEXICO PUBLIC REGULATION COMMISSION

COMMISSIONERS

DISTRICT I   Jason Marks
DISTRICT 2   Patrick H. Lyons
DISTRICT 3   Jerome D.Block
DISTRICT 4   Theresa Becenti-Aquilar
DISTRICT 5   Ben L.Hall



1120 Paseo de Peralta/P.O. Box 1269
Santa Fe, NM 87504-1269
Johnny Montoya, Chief of Staff

CORPORATION BUREAU
(505) 827-4508

September 27, 2011

RODNEY E. HERRINGTON

8631 GLENRIDGE PLACE N.W.

ALBUQUERQUE NM 87114

RE: AQUA RESEARCH LLC

NMPRC# 4510356

This Commission has approved and filed the Articles Of Organization for the above captioned organization effective September 1, 2011. The enclosed Certificate Of Organization is evidence of filing, and should become a permanent document of the organization' s records.

The referenced approval does not constitute authorization for the above referenced organization to transact any business which requires compliance with other applicable federal or state laws, including, but not limited to, state licensing requirements. It is the organizations' s sole responsibility to obtain such compliance with all legal requirements applicable thereto prior to engaging in the business for which it has obtained approval of the referenced document.

Your canceled check, as validated by this commission, is your receipt. If you have any questions, please contact the Chartered Document Division at (505) 827-4511 for assistance.

Chartered Document Division

JC



NEW MEXICO PUBLIC REGULATION COMMISSION

Certificate Of Organization

OF

AQUA RESEARCH LLC

4510356

The Public Regulation Commission certifies that the Articles Of Organization, duly signed and verified pursuant to the provisions of the

Limited Liability Company Act   **(53-19-1 To 53-19-74 NMSA 1978)**

have been received by it and are found to conform to law. Accordingly, by virtue of the authority vested in it by law, the Public Regulation Commission issues this Certificate Of Organization and attaches hereto a duplicate of the Articles Of Organization.

Dated : **September 1, 2011**

In testimony whereof, the Public Regulation of the State of New Mexico has caused this certificate to be signed by its Chairman and the seal of said Commission to be affixed at the city of Santa Fe.

Stacy Starr-Garcia
_____
Bureau Chief

Patrick H. Lyons
_____
Chairman





FILED
NMPRC
Corporation Bureau SEP - 1 2011

SUBMIT ORIGINAL AND A COPY
TYPE OR PRINT LEGIBLY

Limited Liability Company
ARTICLES OF ORGANIZATION

The undersigned, acting as organizer(s) of a limited liability company pursuant to the New Mexico Limited Liability Company Act, adopt the following Articles of Organization:

ARTICLE ONE: The name of the limited liability company is: Aqua Research LLC

ARTICLE TWO: The period of duration (if other than perpetual) is: ____________________

ARTICLE THREE:

(1) The New Mexico street address of the company's initial registered office is:
8631 Glenridge Place NW, Albuquerque, NM 87114

(P.O. Box is not acceptable. Provide a description of the geographical location if a street address does not exist.)

(2) The name of the initial registered agent at that address is: Rodney E. Herrington

(3) The street address of the company's principal place of business, if different from its registered office, is: ____________________

ARTICLE FOUR (check only if applicable):
XX YES Management of the business and affairs of the company is vested in a manager.

ARTICLE FIVE (check only if applicable):
____YES The limited liability company is a single member limited liability company.

ARTICLE SIX: If these Articles of Organization are not to be effective upon filing with the commission, the effective date is: *(if an effective date is specified here, it cannot be a date prior to the date the articles are received by the commission)*____________________

Dated: August 25, 2011

Signature of Organizer(s)	Printed Name(s)
Rodney E. Herrington	Rodney E. Herrington

Form DLLC
(revised 07/03)

RECEIVED
NMPRC
Corporation Bureau SEP 0 1 2011

FILED
NMPRC
Corporation Bureau SEP - 1 2011

STATEMENT OF ACCEPTANCE OF APPOINTMENT
BY DESIGNATED INITIAL REGISTERED AGENT

I, Rodney E. Herrington,

hereby acknowledge that the undersigned individual or corporation accepts the

appointment as Initial Registered Agent of
Aqua Access LLC,

the limited liability company which is named in the annexed Articles of Organization.

Rodney E. Herrington

(Sign on this line if the registered agent named in the Articles of Organization is an individual.
If this line is signed, the two lines below do not apply and must be left blank.)

CORPORATION ACTING AS A REGISTERED AGENT ONLY

(If the following lines are used, the signature line above does not apply and must be left blank)

____

(If the registered agent named in the Articles of Organization is a corporation, limited liability company, or partnership, type or print the name of that entity here.)

By______________________________
(An authorized person of the entity being appointed as registered agent must sign here)

Form DLLC-STMNT
(revised 07/03)

RECEIVED
NMPRC
Corporation Bureau SEP 01 2011